SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Castle Brands Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    148435100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Gregg Colburn and
                                 Lance Breiland
                          Interlachen Capital Group LP
                          800 Nicollet Mall, Suite 2500
                          Minneapolis, Minnesota 55402
                                 (612) 659-4450
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 8 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             --------------------
CUSIP NO.      148435100              SCHEDULE 13D         PAGE 2 OF 8 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            INTERLACHEN CAPITAL GROUP LP
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    1,433,947
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,433,947
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                1,433,947

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      148435100            SCHEDULE 13D           PAGE 3 OF 8 PAGES
------------------------------                             --------------------


-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            ANDREW FRALEY
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    1,433,947
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,433,947
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                1,433,947

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      148435100            SCHEDULE 13D           PAGE 4 OF 8 PAGES
------------------------------                             --------------------
-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JONATHAN HAVICE
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    1,433,947
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,433,947
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                1,433,947

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      148435100             SCHEDULE 13D          PAGE 5 OF 8 PAGES
------------------------------                             --------------------

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the shares of common stock, $0.01 par value per share (the "Shares"), of Castle Brands Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 570 Lexington Avenue, 29th Floor, New York, New York 10022.

Item 2.  Identity and Background.

         (a) This statement is filed by Interlachen Capital Group LP, a Delaware limited partnership ("Interlachen"), Andrew Fraley and Jonathan Havice (collectively, the "Reporting Persons").

         (b) The principal business address of the Reporting Persons is 800 Nicollet Mall, Suite 2500, Minneapolis, Minnesota 55402.

         (c) The principal business of Interlachen is investing for funds and accounts under its management. Mr. Fraley is the Chief Investment Officer of Interlachen. Mr. Havice is the Chief Operating Officer and Head of Risk Management of Interlachen.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Messrs. Fraley and Havice are citizens of the United States of America.

Item 3.       Source and Amount of Funds or Other Consideration.

     Funds for the purchase of the Shares reported herein were derived from the available capital of affiliated accounts under the Reporting Persons' control and margin account borrowings made in the ordinary course of business. A total of approximately $3.02 million was paid to acquire such Shares.

Item 4.           Purpose of Transaction.

     The Reporting Persons originally acquired the Shares reported herein for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

            The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer, potential acquirers and strategic partners of the Issuer and other relevant parties concerning the business, operations, management, strategy and future plans of the Issuer, including acquisitions, divestitures, and the provision of financing in connection with any of the foregoing. As part of this review, the Reporting Persons have engaged or may in the future engage legal and financial advisors to assist them in such review. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the

------------------------------                             --------------------
CUSIP NO.      148435100             SCHEDULE 13D          PAGE 6 OF 8 PAGES
------------------------------                             --------------------

outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing additional Shares or selling some or all of their Shares, (ii) engaging in short selling of or any hedging or similar transactions with respect to the Shares, (iii) proposing or seeking to take control of or enter into a strategic transaction with the Issuer or participating with others proposing or seeking to take control of or enter into a strategic transaction with the Issuer, and/or (iv) otherwise changing their intention with respect to any and all matters referred to in Item 4 of
Schedule 13D.

            Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Company.

     (a) As of the close of business on December 14, 2007, the Reporting Persons may be deemed to beneficially own 1,433,947 Shares constituting approximately 9.2% of the Shares outstanding. In addition to the Shares beneficially owned and reported herein, the Reporting Persons hold 134,000 Warrants (as defined below). The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, including, without limitation, any beneficial ownership determinations based on any Reporting Persons being deemed part of a group for purposes of Section 13(d), more than 4.999% of the number of shares of Common Stock then issued and outstanding, unless the Reporting Persons elect to increase or decrease their ownership limit (with any increase only being effective on 61 days prior written notice to the Issuer) to a different percentage not in excess of 9.999% (all of the foregoing, the "Blocker").

           The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 15,629,776 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed on November 14, 2007 for the period ended September 30, 2007.

     (b) As the investment manager of the fund that directly owns the 1,433,947 Shares reported herein, Interlachen exercises the power to vote or direct the voting, and to dispose or direct the disposition, of 1,433,947 Shares. By virtue of Mr. Fraley's and Mr. Havice's positions as the sole managing members of the general partner of Interlachen, both Messrs. Fraley and Havice are deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Interlachen has voting power or dispositive power. Accordingly, the Reporting Persons are deemed to have shared voting and shared dispositive power with respect to 1,433,947 Shares. Messrs. Fraley and Havice expressly disclaim beneficial ownership of the Shares reported herein.

     (c) The transactions in the Shares effected by the Reporting Person during the past sixty days are set forth below. All of the transactions in Shares listed below were effected either in open market purchases on the AMEX market through various brokerage entities or through private transactions.


Date of Transaction    Shares Purchased (Sold)      Price Per Share ($)
        10/18/07                7,200                       3.42
        10/19/07                2,000                       3.50
        10/22/07               20,800                       3.497
        10/24/07                8,100                       3.004
        10/25/07                8,300                       2.928
        11/01/07                  332                       3.00
        11/28/07               38,100                       1.178
        11/29/07                3,000                       1.07
        11/30/07               55,000                       1.178
        12/05/07            1,000,000                       1.00


------------------------------                             --------------------
CUSIP NO.      148435100             SCHEDULE 13D          PAGE 7 OF 8 PAGES
------------------------------                             --------------------

            (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

           (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            On April 18, 2007, the Issuer entered into a Securities Purchase Agreement (the "SPA") with an investment fund managed by Interlachen and the other investors named therein (the "Investors"), pursuant to which the Issuer agreed to sell in a private placement a total of 3,520,035 shares of its common stock for aggregate gross proceeds of $21,014,608.95. As part of the transaction, the Investors received warrants to purchase approximately 1,408,014 additional shares at an exercise price of $6.57 per share (the "Warrants"). The Warrants will remain exercisable for a period of five years from the closing of the offering. The Warrants contain anti-dilution protection for stock splits and similar events, but do not contain any price-based anti-dilution adjustments. The foregoing description of the SPA is qualified in its entirety by reference to the full text of the SPA attached as Exhibit 10.1 to the Issuer's Form 8-K filed on April 20, 2007.

            On April 18, 2007, the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Investors pursuant to which the Issuer agreed to register the resale of the shares of common stock sold to the Investors pursuant to the SPA, including the shares issuable upon exercise of the Warrants. The Company agreed to file with the SEC a registration statement with respect to this registration within 30 days after closing. If certain of its obligations under the Registration Rights Agreement are not met, the Company agreed to make pro-rata liquidated damages payments to each Investor. The foregoing description of the SPA is qualified in its entirety by reference to the full text of the Registration Rights Agreement attached as
Exhibit 10.2 to the Issuer's Form 8-K filed on April 20, 2007.

            Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.


Item 7.       Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement dated December 17, 2007

Exhibit B - Power of Attorney dated December 13, 2007

------------------------------                             --------------------
CUSIP NO.      148435100              SCHEDULE 13D         PAGE 8 OF 8 PAGES
------------------------------                             --------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 17, 2007



                                  INTERLACHEN CAPITAL GROUP LP


                                  By:  /s/ Andrew Fraley
                                       --------------------------------
                                       Name:  Andrew Fraley
                                       Title: Chief Investment Officer



                                       /s/ Andrew Fraley
                                       --------------------------------
                                       ANDREW FRALEY



                                       /s/ Gregg Colburn
                                       --------------------------------
                                       Name: GREGG COLBURN, as Attorney-
                                       In-Fact for Jonathan Havice

EXHIBIT A

                             JOINT FILING AGREEMENT

                            PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated: December 17, 2007



                                  INTERLACHEN CAPITAL GROUP LP


                                  By:  /s/ Andrew Fraley
                                       --------------------------------
                                       By:    Andrew Fraley
                                       Title: Chief Investment Officer



                                       /s/ Andrew Fraley
                                       --------------------------------
                                       ANDREW FRALEY



                                       /s/ Gregg Colburn
                                       --------------------------------
                                       By: GREGG COLBURN, as Attorney-
                                       In-Fact for Jonathan Havice

                                    EXHIBIT B



                                POWER OF ATTORNEY
                                -----------------



Each of the undersigned hereby appoints Andrew Fraley, Jonathan Havice, Gregg Colburn and Lance Breiland, or any of them, his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any
Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by Interlachen Capital Group LP or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Andrew Fraley, Jonathan Havice, Gregg Colburn and Lance Breiland, or any of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule l3Ds, Schedule l3Gs, Forms 3, Forms 4, or Forms 5, unless revoked earlier in writing.



Date: December 13, 2007



                                       /s/ Andrew Fraley
                                       -----------------------
                                       Andrew Fraley



                                       /s/ Jonathan Havice
                                       ------------------------
                                       Jonathan Havice